Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
As at March 29, 2011
     The following management’s discussion and analysis (“MD&A”) of the results of operations and financial condition of Quest Rare Minerals Ltd. (“Quest” or the “Corporation”) covers the three-month period from November 1, 2010 to January 31, 2011, unless otherwise noted. It should be read in conjunction with the unaudited interim financial statements and related notes together with the Corporation’s 2010 audited financial statements and the related notes. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are expressed in Canadian dollars unless otherwise noted.
Forward Looking Statements
     Certain of the information contained in this document may contain “forward-looking statements”. Forward-looking statements may include, among others, statements regarding the Corporation’s future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing, including those concerning the Strange Lake B-Zone Rare Earth Element (“REE”) property. In this document, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Corporation’s control. These risks and uncertainties include, but are not limited to, those described in the Corporation’s Annual Information Form (“AIF”) under the heading “Risk Factors”, and could cause actual events or results to differ materially from those projected in any forward-looking statements. The Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise, except if required by applicable law.
OVERVIEW
     Quest is a Canadian-based exploration company focused on the identification and discovery of new REE deposit opportunities, led by an experienced management and technical team. The Corporation is currently advancing several projects in certain of Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Quebec and the Plaster Rock area of northwestern New Brunswick. The Corporation’s 2009 exploration program led to the discovery of a new rare earth metal deposit, the B-Zone, on the Corporation’s Strange Lake property. The Corporation recently completed an Inferred Resource Estimate as well as a Preliminary Economic Assessment of the Strange Lake B-Zone deposit. In addition, the Corporation announced the discovery of a new area of REE mineralization on its Misery Lake project, approximately 120 kilometres south of the Strange Lake project. The Corporation continues to pursue high-value rare earth project opportunities throughout North America.
     Quest’s exploration strategy involves combining prospecting and strong geological expertise with the use of leading-edge geophysical and geochemical techniques to search for buried ore deposits. The Corporation is also a strong believer in conducting exploration through joint ventures with other mining firms to share exploration risk and benefits from its partners’ capabilities in mine development and production.

     The Corporation’s shares are listed for trading on the TSX Venture Exchange under the trading symbol QRM. Additional information for Quest can be found on SEDAR (www.sedar.com) and on Quest’s web site (www.questrareminerals.com).
Recent Developments
     On March 7, 2011, Quest filed a registration statement on Form 40-F with the United States Securities and Exchange Commission, pursuant to section 12 of the United States Securities Exchange Act of 1934.
QUEBEC, NEWFOUNDLAND AND LABRADOR PROJECTS
Strange Lake Rare Earth Project
     The Strange Lake property comprises a total of 1,163 claims, of which 212 claims are situated in Newfoundland and Labrador. The property, located 220 km northeast of Schefferville and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine, covers an area of 46,520 hectares. Exploration work over the Strange Lake Project was focused around the Strange Lake B-Zone rare earth element (REE) deposit discovered by Quest in 2009 and around additional anomalous REE showings identified by Quest crews on the property.
Current Work
     During the first quarter of fiscal 2011, field personnel commenced compilation of all of the previous summer’s exploration data including results from a 78-hole definition diamond drilling program on the B-Zone rare earth deposit (see Table 1). The drilling database was compiled and delivered to Wardrop Engineering of Toronto, Ontario (“Wardrop”) in early January 2011 for the purpose of completing a National Instrument 43-101 compliant Revised Resource Estimate for the deposit. In addition, approximately 3 tonnes of an 18-tonne bulk sample collected from the B-Zone deposit were delivered to Hazen Research, Inc. in Golden, Colorado for commencement of Phase 2 of Quest’s metallurgical testing of the deposit. This phase of the metallurgical work will be focused on producing concentrates from the B-Zone for evaluation by manufacturers and end-users in consideration of possible product off-take arrangements. The remainder of the bulk sample material will be stored in Sept-Iles, Quebec until required for Quest’s Pilot Mill studies intended to commence in the latter half of the fiscal period.
Reconnaissance Exploration
     Quest conducted additional prospecting and mapping on the Strange Lake property. A total of 124 samples were collected during the mapping program, 84 samples during channel sampling, and 183 samples during the prospecting program. Mapping comprised delineation of major geological units within the Quebec portion of the Strange Lake alkalic complex and the mapping and channel sampling of multiple trenched, stripped or otherwise exposed REE mineralization in the vicinity of the B-Zone. All of the detailed geological work conducted at the B-Zone remains untested by drilling. Prospecting comprised continued evaluation of mineralized boulder trains south of the Main Zone which have originated in Quebec and suggest great potential for further mineralization south of the B Zone. Prospecting was also conducted north of the B-Zone on a coincident gold and linear magnetic anomaly. Results were inconclusive and more work is required. Table 2a highlights results from prospecting and Table 2b highlights results from detailed mapping and trenching programs at the B-Zone.
Future Exploration
     Quest has supplied Wardrop with a complete 2010 exploration data suite for the purpose of updating the B-Zone resource estimate and it is expected that the update will be provided by Wardrop in April 2011.

     Exploration drilling was recently commenced on the winter ice to extend the northern extremity of the B-Zone “Pegmatite Spine” northwards under Lac Brisson. The objective of the program is to build resources for this northern continuity of the B-Zone deposit to the indicated resource category. A total of 5,000 metres of diamond drilling and assaying are planned for this program and is expected to be completed by late April or early May prior to spring breakup conditions.

Table 1 —	Ten Highest Values of TREO Mineralization for Pegmatite Drilling Intervals Greater than 10 m in Thickness, Strange Lake B-Zone REE Deposit, Quebec

Borehole	From (m)	To (m)	Length (m)	TREO%	HREO%	LREO%	HREO/TREO%
BZ10093	52.10	64.00	11.90	3.450	2.218	1.232	35.71
BZ10089	8.25	20.30	12.05	3.215	1.638	1.577	49.05
BZ10035	31.36	50.05	18.69	2.758	0.968	1.790	64.91
BZ10070	196.70	211.00	14.30	2.651	2.185	0.466	17.58
BZ10034	12.00	23.00	11.00	2.396	1.221	1.175	49.03
BZ10083	47.60	69.90	22.30	2.108	1.093	1.015	48.14
BZ10040	20.90	38.00	17.10	2.079	0.726	1.354	65.10
BZ10031	13.38	37.03	23.65	2.065	1.244	0.821	39.76
BZ10088	6.70	19.10	12.40	1.962	0.856	1.105	56.34
BZ10043	60.12	80.80	20.68	1.957	0.971	0.985	50.36
Where: TREO=Total Rare Earth Oxides, includes Y2O3 =yttrium oxide (*), La2 O3 =lanthanum oxide (*), Ce2O3=cerium oxide (*), Pr2O3=praseodymium oxide (*), Nd2O3=neodymium oxide (*), Sm2O3=samarium oxide, Eu2O3=europium oxide, Gd2O3=gadolinium oxide, Tb2O3=terbium oxide (*), Dy2O3=dysprosium oxide (*), Ho2O3=holmium oxide, Er2O3=erbium oxide, Tm2O3=thulium oxide (*), Yb2O3=ytterbium oxide, Lu2O3=lutetium oxide (*); LREO=light rare earth oxides, includes La2O3=lanthanum oxide, Ce2O3=cerium oxide, Pr2O3=praseodymium oxide, Nd2O3=neodymium oxide, Sm2O3=samarium oxide ; HREO=heavy rare earth oxides, includes Y2O3=yttrium oxide, Eu2O3=europium oxide, Gd2O3=gadolinium oxide, Tb2O3=terbium oxide, Dy2O3=dysprosium oxide, Ho2O3=holmium oxide, Er2O3=erbium oxide, Tm2O3=thulium oxide, Yb2O3=ytterbium oxide, Lu2O3=lutetium oxide. The principal REO at the B-Zone are depicted by an asterisk (*).

Table 2a —	Top 10 TREO from Prospecting Sampling in 2010, Strange Lake Project, Quebec

SAMPLE	Lithology	Sample Type	Zone	TREO	LREO	HREO	HREO/TREO%
204848	pegmatite	grab	A Zone	4.638	2.346	2.292	49.42
204830	pegmatite	grab	A Zone	3.418	0.514	2.905	84.99
207827	pegmatite	grab	A Zone	1.129	0.83	0.299	26.48
207880	pegmatite	grab	Aparna	0.938	0.573	0.365	38.91
204846	pegmatite	grab	South SLAC	0.91	0.701	0.209	22.97
207829	pegmatite	grab	South SLAC	0.892	0.631	0.261	29.26
207811	pegmatite	grab	A Zone	0.865	0.557	0.308	35.61
204887	pegmatite	grab	SLG	0.826	0.458	0.368	44.55
207819	pegmatite	grab	Aparna	0.824	0.618	0.206	25.00
204838	pegmatite	grab	A Zone	0.787	0.522	0.265	33.67

Table 2b —	Top 10 TREO Results from Mapping and Channel Sampling in 2010, Strange Lake Project, Quebec

SAMPLE	Lithology	Sample Type	Zone	TREO	LREO	HREO	HREO/TREO%
204697	Pegmatite	outcrop	B Zone	10.769	7.350	3.420	31.76
204680	subsolvus granite	outcrop	B Zone	4.669	4.378	0.291	6.23
204687	Pegmatite	outcrop	B Zone	3.172	1.480	1.692	53.34
204729	Pegmatite	outcrop	B Zone	2.792	1.195	1.597	57.20

204793	Pegmatite	outcrop	SLG Zone	2.704	1.098	1.606	59.39

297324	inclusion-bearing subsolvus granite	grab	B Zone	2.676	1.222	1.454	54.33
297331	Pegmatite	grab	B Zone	2.468	1.811	0.657	26.62
297290	quartz monzonite	grab	B Zone	2.410	1.457	0.952	39.50
204678	fluorite breccia	grab	B Zone	2.265	1.222	1.042	46.00
297297	quartz vein	grab	B Zone	1.999	1.454	0.545	27.26
Misery Lake Rare Earth Project, Quebec and Newfoundland and Labrador
     The Misery Lake Property consists of a single claim block comprising 1,685 claims with 45 claims being in Newfoundland and Labrador. The property is located 120 km south of the Strange Lake Project and covers a total of 79,300 hectares. The rare earth potential of the Misery Lake area was first recognized by a Quest crew during August 2007 when reconnaissance bedrock sampling over a concentric magnetic feature returned grab sample results of up to 27% Fe2O3, 1.2% P2O5, 1.5% TiO2 and 2.25% TREO. A total of 145 claims were staked to cover the anomalous feature in September 2007. Following very positive results, during the 2009 and 2010 compilation and exploration programs, an additional 1,631 claims were staked in the area. In 2010, a total of 91 claims were allowed to lapse in Newfoundland and Labrador. Finally, these programs led to the identification of three large, rare earth-bearing ring features which are characterized as a series of 5 to 6-km diameter, compositionally-zoned ultramafic to granitic alkali complexes. The magnetic rings are aligned in an approximate north-south direction. The Misery Lake geology is analogous to the Lovozero Peralkaline Complex in Russia, the country’s primary producing area for rare earths, niobium, tantalum, phosphate and zirconium.
Current Work
     Compilation of all exploration data collected from last summer’s exploration campaign was commenced during the quarter and the results will be used to orient the direction of exploration on the property in 2011 and to define diamond drill targets for the project.
     During the three-month period ended January 31, 2011, the Corporation dropped 1 license consisting of 91 of the 136 claims in Newfoundland and Labrador. A write-down of $320 in exploration costs was recorded related to these claims during the three-month period ended January 31, 2011.
Alterra Strange Lake Option Property Agreement, Newfoundland and Labrador
     Quest initiated negotiations in 2010 to acquire a participation in a rare earth property adjacent to Quest’s Strange Lake, Quebec claims. The claims cover geological and airborne geophysical targets that form the northeastern extension of surface mineralization defined by Quest crews in 2009, known as the SLG occurrence.
     On June 15, 2010, Quest announced that it had entered into an exploration and option agreement with Search Minerals Inc. (“Search”) and Alterra Resources Inc. (“Alterra”), a wholly-owned subsidiary of Search, pursuant to which Quest has an option to acquire up to a 65% undivided working interest in

30 mining claims located on the southeastern contact of the REE-bearing Strange Lake Alkali Complex in western Newfoundland and Labrador.
     Under the terms of the exploration and option agreement, Quest may earn a 50% undivided working interest in the 30 mining claims by issuing an aggregate of 90,000 common shares of Quest to Alterra over a period of three years and by incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years. Upon completing all of the payments mentioned above, Quest will have an option to acquire an additional 15% undivided working interest in the mining claims by making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement, by issuing an additional 150,000 common shares of Quest to Alterra on or before the fifth anniversary date of the exploration and option agreement, and by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.
Current Work
     Compilation of all exploration data collected from the property during the 2010 summer exploration campaign was commenced during the quarter and the results will be used to orient future exploration on the property in 2011.
Future Exploration Activities
     More exploration work will be required in 2011 to obtain sufficient credits to maintain the claims in good standing. A combined prospecting and mapping program has been proposed for 2011.
     Diamond drill crews have now been mobilized to the project area in order to undertake preliminary diamond drill testing of the targets identified from previous work completed by Quest on the property. This is expected to be completed sometime in April 2011.
Ramusio Rare Earth Project, Quebec and Newfoundland and Labrador
     The Ramusio Property consists of a single claim block comprising 94 claims with 58 claims being in Newfoundland and Labrador. The property is located 60 km south of the Misery Lake Project and covers a total of 2,842 hectares. Quest acquired these claims as a result of a newly-released Regional Airborne Magnetic data from the Newfoundland and Labrador Government. The Mag data indicated a number of circular magnetic features similar to the ring features as observed at Misery Lake. The claims cover the western portion of a significant radiometric anomaly.
Current Work
     During 2010, a one-day prospecting program was conducted on the property. A total of five grab samples were collected. No significant results have yet been obtained.
Future Exploration Activities
     More exploration work will be required in 2011 to obtain sufficient credits to maintain the claims in good standing. A combined prospecting and mapping program has been proposed for 2011.
Nanuk Uranium Project, Quebec
     The Nanuk Property consists of a single claim block comprising 336 claims and totaling 16,285 hectares. The property is located within the George River Area approximately 175 km northeast from Schefferville and 60 km south from the Strange Lake Project. Four significant areas of bedrock mineralization, covering an area 1 km wide by 4 km long, had been identified on the property since its acquisition. This good continuity of uranium mineralization is associated with a sequence of tightly-folded, medium to coarse grained, leuco-granite horizons with biotite. Previous prospecting, bedrock channel sampling, and drilling revealed good vertical and lateral continuity of the mineralization. One hole, borehole NA09-1, intersected a sequence of folded horizons of hematized leuco-granites and mafic gneisses grading 0.041% U3O8 over 7.35m.
Current Work
     During 2010, limited exploration work was conducted on the property. A total of 264 of the 600 claims were dropped during the three-month period ended January 31, 2011 in the southern and northern parts of the property, where previous work did not return any significant results. A write-down of $22,355 in acquisition costs and $115,438 in exploration costs was recorded related to these claims during the three-month period ended January 31, 2011. The current Nanuk Claim Block covers all significant uranium mineralization.
Future Exploration Activities
     The Corporation plans to maintain the remaining claims in good standing and is currently seeking out an exploration partner to carry forward exploration on the project in 2011.
Stewart Lake Project, Quebec
     The Stewart Lake uranium project consists of 294 mining claims covering approximately 14,054 hectares and lies immediately to the west of Quest’s Strange Lake property. The property was part of Quest’s original uranium claim holdings in the George River area covering a known Proterozoic sedimentary basin filling the unconformity with Archean basement gneisses. To date, no significant uranium mineralization has been identified on the property.
     During 2008, limited exploration work was conducted on the property to map out the boundary contact of the sedimentary basin, to carry out general reconnaissance sampling of bedrock occurrences and to complete approximately 810 line-km of airborne geophysical surveys over the property. No significant targets were identified by this work. On October 7, 2008, the Government of Quebec announced the establishment of a Protected Zone covering an area of 7,282 km2 along a 350 km section of the George River. The protected area enveloped the central and western extremity of the Stewart Lake claims. Although Quest was allowed to retain its property interests, it brought into question Quest’s ability to develop any of the property’s future resource opportunities.
Current and Future Work
     After reviewing the impact of the Government of Quebec’s establishment of a Protected Zone covering the central and western extremity of the Stewart Lake claims, the Corporation decided to drop all of its 294 claims during the three-month period ended January 31, 2011. A write-down of $42,113 in acquisition costs and $33,285 in exploration costs was recorded related to these claims during the three-month period ended January 31, 2011.
Plaster Rock Uranium and Copper Project, New Brunswick
     Uranium mineralization in New Brunswick is closely related to Devonian-aged intrusions and related volcanic rocks and younger Carboniferous-age sedimentary rocks. Quest’s 100%-owned Plaster Rock property is located in a Carboniferous-age basin, known as the Plaster Rock basin. The 81- claim property comprises 1,296 hectares and straddles an eight-kilometre long section of the western margin of the Plaster Rock basin, in fault contact with Devonian-age felsic volcanic rocks. Several airborne radiometric anomalies were evaluated as well as some old soil geochemical anomalies reported by previous workers. This combined prospecting, mapping, and trenching program was successful in identifying two new copper and uranium anomalous zones.

Current Work
     Due to the Corporation’s focus on its Quebec and Newfoundland and Labrador projects in 2010, limited exploration work was conducted on the property. A total of 116 of the 197 claims were allowed to lapse during the three-month period ended January 31, 2011, in the northern and western parts of the property where previous work did not return any significant results.. A write-down of $53,737 in acquisition costs and $23,384 in exploration costs was recorded related to these claims during the three-month period ended January 31, 2011. The current Plaster Rock claim block covers all significant uranium and copper showings within the Carboniferous Formation (Red Beds).
Future Exploration Activities
     Quest plans to carry out exploration work in 2011 in order to obtain sufficient credits to maintain the claims in good standing.
Other Projects, Quebec, Newfoundland and Labrador, Ontario and New Brunswick
     Acquisition and exploration expenditures allocated to “Other” projects represent the costs incurred on potential projects which have not evolved into “Name-designated” projects as of January 31, 2011. Based on an on-going review and analysis of these projects and their accumulated expenditures, the Corporation decided to write-off all of the incurred mining acquisition costs and deferred exploration expenditures.
Qualified Persons
     Mr. Peter Cashin, P. Geo., is the qualified person on the exploration projects presented in this report under National Instrument 43-101 and was responsible for the contents of this report and has approved the disclosure of the technical information contained herein.

Summary of Quarterly Results
     The following table presents unaudited financial information for the eight most recently completed financial quarters:

	2011	2010				2009
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Revenues	153,304	3,291	2,514	1,137	5,026	352	221	1,247
Net loss	(7,550,716)	(2,166,765)	(363,830)	(1,717,477)	(427,194)	(872,072)	(631,656)	(141,929)
Basic and fully diluted net loss per share	(0.13)	(0.05)	(0.01)	(0.04)	(0.01)	(0.03)	(0.02)	(0.00)
     The Corporation has no intention of paying any dividends in the foreseeable future. Any future decision to pay cash dividends will be left to the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors as the Board of Directors may consider relevant. The Corporation has paid no dividends and has no retained earnings from which it might pay dividends.
Results of Operations
Three-month period ended January 31, 2011 compared with three-month period ended January 31, 2010
     Revenue, consisting of interest income, totaled $153,304 for the three-month period ended January 31, 2011 compared to $5,026 for the three-month period ended January 31, 2010 and was as a result of interest earned on funds on deposit derived from equity financings and the exercise of stock options and warrants.
     Expenses for the three-month period ended January 31, 2011, as detailed in the Statements of Operations, Comprehensive Loss and Deficit, totaled $7,704,020 as compared to $432,220 for the three-month period ended January 31, 2010.
     For the three-month period ended January 31, 2011, the Corporation reported a net loss of $7,550,716 as compared to a net loss of $427,194 for the three-month period ended January 31, 2010. The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.
     Professional fees, Investor relations and Administration expenses totaled $7,406,720 ($442,220 — 2010). The increase of $6,964,500 related to the following variations:
•	Professional fees increased by $176,219 to $219,519 ($43,300 — 2010) and consisted of higher legal fees of $45,106 and accounting fees of $80,640 related to the Corporation’s audit and professional costs associated with the filing of a Form 40-F application for the proposed listing of its common shares in the United States. Consulting and Other fees rose by $50,473 due to the significant increase in activities of the Corporation during 2011 compared to 2010.

•	Investor relations expenses totaled $291,020 for the three-month period ended January 31, 2011 compared to $144,980 for the three-month period ended January 31, 2010. The net increase of $146,040 related to higher investor relations activities, international marketing initiatives and shareholders’ communication and corporate development expenses. The major variations included: an increase in Stock transfer and listing fees of $19,952 to $23,929 ($3,977 — 2010); an increase of $6,227 to $7,143 ($916 — 2010) in costs related to Quest’s annual meeting, including the printing and mailing of the annual report, proxy and information circular, regulatory fees and quarterly reports to shareholders; and an increase of $119,861 in Advertising, promotion, conferences, printing, investor relation fees and dissemination of material and related expenses to $259,948 ($140,087 — 2010).

•	Administration expenses increased by $6,642,241 to $6,896,181 for the three-month period ended January 31, 2011 from $253,940 for the three-month period ended January 31, 2010. The main components of this variation consisted of an increase of $6,636,368 in Stock-based compensation costs to $6,813,933 ($177,565 — 2010). The costs related to Stock-based compensation for the three-month period ended January 31, 2011 totaled $7,374,216 ($183,029 — 2010) and consisted of $560,283 ($5,464 — 2010) which was included in Mining properties and deferred costs and $6,813,933 ($177,565 — 2010) which was included in Administration expenses. The significant increase in Stock-based compensation costs was as a result of the significant increase in the price of the Corporation’s shares, the number of stock options granted, as well as the expected volatility; an increase of $5,764 in administrative salaries and wage levies to $45,152 ($39,388 — 2010); an increase in Head Office expenses of $11,177 to $15,677 ($4,500 — 2010); an increase in other office expenses of $6,804 to $16,652 ($9,848 — 2010); an increase in Directors’ and Officers’ liability insurance expenses of $952 to $4,672 ($3,720 — 2010) offset by a decrease in Education and training expenses of $18,824 to $95 ($18,919 — 2010).
     During the three-month period ended January 31, 2011, the Corporation recorded a write-down of mining properties and deferred costs of $296,200 ($Nil — 2010). The costs of mining properties and deferred costs are capitalized until the ore body is defined or the project is abandoned. If the ore body is defined, these capitalized costs will be amortized over a period of years following commencement of production. If a project is abandoned or if the carrying value is not recoverable and exceeds the estimated fair value, an impairment loss is recognized. During the three-month period ended January 31, 2011, the Corporation performed impairment reviews of its properties and identified certain properties where there was a reasonable probability that the carrying value of the project exceeded its fair value and those properties were written-down to their estimated fair value.
     The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on Mining properties, as detailed in Note 6 to the interim financial statements totaled $1,798,376 for the three-month period ended January 31, 2011 ($466,032 — 2010) and consisted of $1,221,767 ($419,664 — 2010) in exploration expenses, $560,283 ($5,464 — 2010) in stock-based compensation expense and $16,326 ($40,904 — 2010) in acquisition costs. In addition, the Corporation recorded Tax credits receivable of $Nil ($165,943 — 2010) relating to these expenditures.
     The Corporation has recognized its Investments held for trading on the balance sheet at their fair value, and changes in fair value are recognized as income or loss in the period in which the change arises. Investments held-to-maturity are measured at amortized cost using the effective interest rate method of amortization. During the period ended January 31, 2011, $10,466 was recognized as interest income on the held-to-maturity investments ($Nil — 2010) and $1,100 was recognized as an unrealized loss on the held-for trading investments (Unrealized gain of $10,000 — 2010).

ADMINISTRATION EXPENSES
     The table below details the amounts included in Administration expenses of $6,896,181 for the three-month period ended January 31, 2011 ($253,940 — January 31, 2010):

	January 31,	January 31,
	2011	2010
	$	$
Office Expenses
Salaries	45,152	39,388
Education and Training	95	18,919
Insurance	4,672	3,720
Head Office	15,677	4,500
Office Supplies and Other	14,251	8,947
Bank Charges	1,035	743
Foreign Exchange	1,366	158
Stock-based Compensation	6,813,933	177,565

	6,896,181	253,940

Liquidity and Capital Resources
     Given the nature of the Corporation’s operations which are focused on the exploration and development of mining properties, the most relevant financial information, in its view, relates primarily to current liquidity, solvency, and planned property expenditures. The Corporation’s financial success will depend on the economic viability of its resource properties and the extent to which it can discover and develop new ore deposits. A number of factors determine the economic viability of a property including: the size of the deposit; the quantity, quality and average unit cost of the reserves; the proximity of the deposit to current or planned infrastructure; the forecasted development and operating costs and the costs to finance the planned expenditures and the projected cash flows. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Corporation is largely dependent on factors beyond the Corporation’s control, including the market value of the metals and minerals to be produced.
Three-month period ended January 31, 2011 compared with three-month period ended January 31, 2010
     The Corporation’s main sources of funding are equity markets, outstanding warrants and options.
     As at January 31, 2011, the Corporation had cash of $23,310,074 ($4,739,397 — 2010) of which $9,912,400 ($Nil — 2010) is restricted in use for exploration expenditures pursuant to flow-through agreements, $25,010,467 ($Nil — 2010) invested in Canadian provincial bonds and AAA rated Canadian corporate bond securities and $30,500 ($31,600 — 2010) invested in Canadian stocks pursuant to mining property agreements. The Corporation has no long-term borrowings.
     During the three-month period ended January 31, 2011, the Corporation raised cash proceeds of $1,568,663 ($316,254 — 2010) consisting of: $130,332 ($800 — 2010) from the exercise of stock options and $1,438,331 ($315,454 — 2010) from the exercise of warrants.
     Based on its planned expenditures for fiscal 2011, the Corporation has sufficient funds for its operations for the next year.

Commitments
     The Corporation has a lease for its premises and other operating leases. For the next four years, the Corporation’s minimum annual rental payments total $652,310 as detailed in Note 12 to the financial statements.
Off-Balance Sheet Arrangements
     The Corporation does not have any off-balance sheet arrangements.
Income Taxes
     A portion of the Corporation’s exploration activities is financed by flow-through share arrangements. Under the terms of flow-through share agreements, the tax deductions applicable to the related Canadian exploration expenditures (“CEE”) are renounced in favour of the investors. Accordingly, share capital issued through flow-through share arrangements is recorded at net proceeds less the tax effect relating to the renunciation of the Corporation’s CEE to investors. The tax impact related to the renunciation is recorded at the date the Corporation files the renunciation documents with the tax authorities, provided there is reasonable assurance that the expenditures will be made.
     As at January 31, 2011, the Corporation had $11,500,000 ($11,500,000 — October 31, 2010) available to be renounced pursuant to its flow-through share arrangements. The tax impact related to the renunciation will be recorded at the date the Corporation files the renunciation documents with the tax authorities. As at January 31, 2011, a balance of $9,912,400 from the $11,500,000 of qualified exploration expenditures remains to be incurred pursuant to the flow-through share arrangements. All qualified exploration expenditures incurred by the Corporation in excess of the $11,500,000 will be eligible for tax credits.
Related Party Transactions
     All of the following related party transactions were in the normal course of operations and were measured at the exchange amounts.
     During the three-month period ended January 31, 2011, the Corporation retained the services of a company owned by an officer and director of the Corporation to carry out exploration work on its projects and for administrative services. For the three-month period ended January 31, 2011, the total amount for such services provided was $52,800, of which $30,400 was recorded in mining properties and deferred costs, and $22,400 in administration expenses ($37,025 of which $22,650 was recorded in mining properties and deferred costs and $14,375 in administration expenses — 2010). As at January 31, 2011, an amount of $24,147 ($Nil — October 31, 2010) owing to this company was included in accounts payable and accrued liabilities.
     During the three-month period ended January 31, 2011, the Corporation retained the services of certain members of the Board of Directors of the Corporation to carry out professional services. For the three-month period ended January 31, 2011, the total amount for such services provided was $15,241 which was recorded in professional fees ($6,000 — 2010). As at January 31, 2011, an amount of $6,241 ($Nil — October 31, 2010) owing to certain members of the Board of Directors was included in accounts payable and accrued liabilities.

     During the three-month period ended January 31, 2011, the Corporation incurred fees in the amount of $48,622 ($13,174 — 2010) to a law firm of which an officer and director of the Corporation is a partner, and was recorded in professional fees. As at January 31, 2011, an amount of $24,009 ($307,405 — October 31, 2010) owing to this law firm was included in accounts payable and accrued liabilities.
CAPITAL STOCK
a) The authorized and issued capital stock of the Corporation consists of the following:
     Authorized:
     An unlimited number of no par value common shares.

	Number
	of Shares	Amount
	#	$
Issued

Balance at beginning, October 31, 2010	57,568,506	55,110,324

Issuance of shares for warrants	319,094	1,934,105
Issuance of shares for stock options	316,666	245,752

Balance at January 31, 2011	58,204,266	57,290,181

Issuance of shares for warrants	281,426	1,296,037
Issuance of shares for stock options	43,333	101,986

Balance at end, March 29, 2011	58,529,025	58,688,204

b) Stock option plan

		Weighted
		Average
	Number of	Exercise
	Options	Price
	#	$
Balance at beginning October 31, 2010	3,260,002	1.50

Granted	2,175,000	4.61
Exercised	(316,666)	0.41

Balance at January 31, 2011	5,118,336	2.89

Exercised	(43,333)	1.26

Balance at end, March 29, 2011	5,075,003	2.89

b) Stock option plan (cont’d)
The fair value of stock options granted during the three-month period ended January 31, 2011 was estimated at their respective grant dates using the Black-Scholes option pricing model, using the following weighted average assumptions:

2011
Risk-free interest rate	1.89%
Expected volatility	150%
Dividend yield	Nil
Expected life (in years)	5
Fair value at grant date	$4.20

c) Warrants

		Weighted
		Average
	Number of	Exercise
	Warrants	Price
	#	$
Balance at beginning October 31, 2010	6,814,995	4.56

Exercised	(319,094)	4.51

Balance at January 31, 2011	6,495,901	4.56

Exercised	(281,426)	3.60

Balance at end, March 29, 2011	6,214,475	4.60

Financial Instruments
     The Corporation’s financial instruments consist of cash, investments, and accounts payable and accrued liabilities. Due to their short-term nature, the fair value of these financial instruments approximates their carrying value. The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.
     Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations. The Corporation is not exposed to any significant credit risk as at January 31, 2011. The Corporation’s cash is deposited with major Canadian chartered banks and is held in highly-liquid investments. Interest earned on Canadian and U.S. cash deposits fluctuated daily during the period at various rates from 0.35% to 0.10% annually.
     The policy of the Corporation is to invest in short-term Government of Canada bonds, Canadian provincial bonds or AAA rated Canadian corporate bond securities. Effective interest earned on investments held-to-maturity range from 1.21% to 1.94% per annum and these investments mature between July 2011 and December 2012. In order to ensure that the Corporation maximizes the rate of return on cash funds in excess of its current operating requirements, the Corporation has established an investment committee to oversee the management of these funds. The Corporation’s receivables consist of commodity taxes receivable and tax credits receivable and are therefore not subject to significant credit risk.

     The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. The Corporation has primarily relied on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital and raise additional funds as needed. The Corporation does not use term debt financing and has not paid any dividends. As well, the Corporation is not subject to any externally-imposed capital requirements, either regulatory or contractual..
Critical Accounting Estimates
     The Corporation’s financial statements are prepared in accordance with Canadian GAAP, applied on a consistent basis. The Corporation’s critical accounting estimates include recoverability of mining properties and deferred costs, and stock-based compensation and warrants expense. For a more detailed discussion of the Corporation’s critical accounting estimates, please refer to the management’s discussion and analysis included in the Corporation’s 2010 Annual Report. There have been no material changes to accounting estimates since October 31, 2010.
Changes in Accounting Policies
     During the three-month period ended January 31, 2011, the Corporation did not adopt any new accounting policies.
International Financial Reporting Standards (“IFRS”)
     In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that public companies will be required to prepare interim and annual financial statements under IFRS for fiscal years beginning on or after January 1, 2011. As the Corporation’s year end is October 31, the Corporation will issue its first interim financial statements prepared under IFRS in the first quarter of 2012. This will require the restatement, for comparative purposes of its October 31, 2011 financial statements as well an IFRS-based opening balance sheet as at November 1, 2010. Although the Corporation is assessing the adoption of IFRS for fiscal 2012, the financial reporting impact of the transition to IFRS has not been determined at the present time.
     In order to transition to IFRS, the Corporation has developed a three-phased approach consisting of: a preliminary diagnostic assessment and scoping phase; a detailed analysis and assessment phase; and implementation phase. Included in the preliminary diagnostic assessment and scoping phase is the identification of the significant differences between current Canadian GAAP and IFRS, as related to the Corporation. This phase will be followed by an in-depth analysis and assessment, consisting of the identification, analysis and evaluation and determination of the accounting policies required with the transition to IFRS including all current internal policies, procedures and systems to ensure their compliance with IFRS. Once completed, the Corporation will implement the identified accounting changes required and verify that the internal policies, procedures and systems reflect those accounting changes.
     The following areas have been identified as potentially having a significant impact on the Corporation’s financial reports: mining properties and deferred costs, stock-based compensation, flow-through shares, tax credits and income taxes. The determination of the total financial impact of the adoption of IFRS has not been quantified at this time. The Corporation envisages a significant increase in disclosure and reporting requirements under IFRS and will ensure that its systems will be able to provide the necessary information. At the present time, the Corporation does not foresee any significant changes to its current systems with respect to the conversion to IFRS.

Risk Factors
     Resource exploration is a highly-speculative business, involves a high degree of risk and is frequently unsuccessful. There is no certainty that the expenditures to be made by the Corporation in the exploration of its properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risk, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the Corporation’s current exploration programs will result in a profitable commercial-mining operation.
     Significant capital investment is required to achieve commercial production from successful exploration efforts. The commercial viability of a mineral deposit is dependent upon a number of factors. These include: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices (which can be cyclical); and (iii) government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection; (iv) First Nations negotiations and agreements; and (v) technological risks and changes. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Corporation not receiving an adequate return on invested capital.
     The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may affect the Corporation’s ability to raise equity financing for its capital requirements.
     Reference is made to the section of the Corporation’s Annual Information Form entitled “Risk Factors” for a discussion of the risk factors applicable to the Corporation and its business.
Management’s Responsibility for Financial Reporting
     Management is responsible for the preparation of the unaudited interim financial statements and other financial information relating to the Corporation included in this report. The unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts based on estimates and judgements of management.
     The Board of Directors must ensure that management fulfils its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee composed of three independent directors who are not members of management. The Audit Committee meets with management to discuss the unaudited interim financial statements prior their submission to the Board of Directors for its consideration and approval for issuance to shareholders. On the recommendation of the Audit Committee, the Board of Directors has approved the Corporation’s financial statements.

(Signed) Peter J. Cashin	(Signed) Mark Schneiderman
President & Chief Executive Officer	Chief Financial Officer